Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 27 May 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased additional common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
20/05/2019	12,165	127.2382	1,547,852.70	5,907	141.5490	836,129.94	748,750.73	18,072	127.0808	2,296,603.44
21/05/2019	3,056	127.7458	390,391.16	4,600	143.7353	661,182.38	592,404.25	7,656	128.3693	982,795.41
22/05/2019	5,810	128.3049	745,451.47	8,300	142.9241	1,186,270.03	1,061,919.28	14,110	128.0915	1,807,370.75
23/05/2019	10,841	126.8559	1,375,244.81	14,613	142.0169	2,075,292.96	1,863,087.31	25,454	127.2229	3,238,332.13
24/05/2019	6,500	127.6527	829,742.55	17,200	144.1203	2,478,869.16	2,215,848.00	23,700	128.5059	3,045,590.55
Total	38,372	127.4023	4,888,682.69	50,620	142.9819	7,237,744.47	6,482,009.58	88,992	127.7721	11,370,692.28

Since the announcement of the buyback program dated 28 December 2018 till 24 May 2019, the total invested consideration has been:

•	Euro 77,818,399.03 for No. 707,603 common shares purchased on the MTA

•	USD 7,237,744.47 (Euro 6,482,009.58*) for No. 50,620 common shares purchased on the NYSE resulting in total No. 6,507,805 common shares held in treasury as of 24 May 2019. As of the same date, the Company held 2.53% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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